Exhibit 99.13

Bookham Technology plc

24 March 2004

Oxfordshire, UK – 24 March, 2004:  Bookham Technology plc announces that on 23 March, 2004 it received notification from The Goldman Sachs Group, Inc that at close of business on 22 March 2004, The Goldman Sachs Group, Inc shareholding (by attribution only) in the Company is now less than 3% of the issued share capital of the Company.